UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

LifeStance Health Group, Inc.

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

53228F101

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Michael K. Lester
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 15,953,887
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 15,953,887
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,953,887
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.2% (1)
12.	Type of Reporting Person (See Instructions) IN

1	Calculated based on 378,607,491 shares of common stock, par value $0.01 per share, outstanding as of November 1, 2023 as reported on the Issuer’s 10-Q, filed on November 8, 2023.

SCHEDULE 13G

Item 1.

(a)	Name of Issuer

LifeStance Health Group, Inc., Delaware corporation (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

4800 N. Scottsdale Road, Suite 2300, Scottsdale, Arizona 85251

Item 2.

(a)	Name of Person Filing

This Schedule 13G is being filed on behalf of Michael K. Lester

(b)	Address of Principal Business Office or, if none, Residence

The address of the principal business office of the Reporting Person is c/o LifeStance Health Group, Inc., 4800 N. Scottsdale Road, Suite 2300, Scottsdale, Arizona 85251.

(c)	Citizenship

United States

(d)	Title of Class of Securities

Common stock, par value $0.01 per share (the “Common Stock”)

(e)	CUSIP Number

53228F101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

As of the date hereof, the Reporting Person beneficially owns 15,953,887 shares of Common Stock, representing approximately 4.2% of the outstanding shares of Common Stock.

The percentage of the outstanding shares of Common Stock held by the Reporting Person is based on 378,607,491 shares of Common Stock issued and outstanding as of November 1, 2023 as reported on the Issuer’s 10-Q, filed on November 8, 2023.

(b)	Percent of class:

See Item 4(a) hereof.

(c)	Number of shares as to which the person has:

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

None.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group

This Item 9 is not applicable.

Item 10.	Certification

This Item 10 is not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 24, 2024

By:	/s/ Michael Lester
Name: Michael Lester